WECOSIGN, INC.
3400 West MacArthur Blvd, Suite I
Santa Ana, CA 92704

November 6, 2009

Via U.S. mail and facsimile

John L. Krug
Division of Corporation Finance
Securities and Exchange Commission
100 F Streat, N.E.
Mail Stop 3561
Washington, D.C. 20649

Re:	WeCosign, Inc.
Amendment No. 2 to
Registration Statement on Form S-1
File No. 3330160570
Originally Filed July 14, 2009

Dear Mr. Krug:

We represent WeCosign, Inc. (“WeCosign” or, the “Company,” “we,” “us,” or “our”).  By letter dated November 6, 2009, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1/A filed on September 15, 2009. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
In your next response letter, if you revise the registration statement to address one or more of our comments, please specify the location in the registration statement, including page number(s), where we may find the revised disclosure. This will assist us in our review and is greatly appreciated.

RESPONSE:	In this response letter, we have specified the location(s) of the revised disclosure as applicable to assist the Staff in its review.

Prospectus Summary, page 1

2.	We note your response to comment three and reissue the comment in part. Please expand the comparison of your screening system and typical screening methods to address the following:

• How you determine an applicant's character rating and how this differs from typical screening methods;

RESPONSE:
We have revised the Registration Statement to explain how we determine an applicant’s character rating under “Prospectus Summary” in paragraph 3 on page 1 and under “Business Description” in paragraph 3 on page 16. Please see response to Comment 3 below. After careful consideration of our management, we have revised the Registration Statement thoroughly to remove the statement of comparing our system to the traditional rating system.

• We note the statement that your system takes into consideration certain events that could cause credit problems in your evaluation of a potential client's ability to pay their rent. We also note the statement that the traditional FICO score system “pays little or no attention to particular events in an applicant's everyday life,” Please explain how the weighting of these life events differs between your system and the traditional rating system; and

RESPONSE:
After careful consideration of our management, we have revised the Registration Statement to remove the statement “[our system] is different from the traditional FICO score system that only compares “credit payment history” and pays little or no attention to …” primarily because the difficulty in determining how the “traditional rating system” is statistically weighted.

• We note your reference to such life events as divorce, employment interruption, or death of a spouse could cause credit problems. Please explain how your system evaluates this information in determining a potential client's ability to pay rent, particularly in view of the fact your application does not appear to request such information.

RESPONSE:
We have revised the Registration Statement to explain how our system evaluates the information related to an applicant’s life events in determining a potential client’s ability to pay rent under “Prospectus Summary” in paragraph 3 on page 1 and under “Business Description” in paragraph 3 on page 16.

3.
In your response to comment four you state that you have “revised the summary and business sections of the Registration Statement to ... reflect [y]our focus on researching and developing [y]our business concept through in 2008 and 2009.” However, it is not clear from the revised disclosure in your Summary and Business sections what research and development activities you arc referring to. Please revise to describe the nature and extent of the research and development undertaken during the past five years and clarify when you commenced operations.

RESPONSE:
After careful consideration, our management elected to omit the statement which refers to the nature and extent of the research and development undertaken by us during the past five years because we commenced operations on November 24, 2007 and there was no significant research and development performed in 2008 and 2009.

4.
We note your response to comment eight and reissue the comment. Please expand the discussion to explain whether, and to what extent, you require Affiliates to disclose to the tenants and property owners the compensation they receive from you.

RESPONSE:
We have revised the Registration Statement to disclose that we do not require Affiliates to disclose to the tenants and property owners the compensation they receive from us under “Prospectus Summary” in paragraph 5 on page 2 and under “Business Description” in paragraph 2 on page 18.

5.
We note your response to comment nine and reissue the comment. Please expand the discussion in this paragraph to quantify numerically the changes in website activity, applications, and acceptances in these periods, respectively.

RESPONSE:
We have revised the Registration Statement to numerically include the changes in website activity, applications, and acceptances in these periods under “Prospectus Summary” in paragraph 1 on page 3 and under “Business Description” in paragraph 3 on page 18.

Risk Factors

6.	We note your response to comments 19 and 20. You have omitted the related risk factor from the prospectus; however this removal is not reflected in your response. Please advise or revise.

RESPONSE:
We have removed the risk factor that “We are subject to laws and regulations applicable to affiliate relationships.. as it and they are not applicable to our business in Amendment No. 1 to this Registration Statement.

7.	In addition, please define the term “affiliate arm offices” the first time to use the phrase in the registration statement.

RESPONSE:
We have replaced “affiliate arm offices” with “WECOSIGNTM Affiliates” throughout the Registration Statement. “WECOSIGNTM Affiliates” is defined in the “Prospectus Summary” as independent “real estate agents or brokers that direct customers to us through their own websites” in paragraph 5 on page 2.

“Our current business operations rely heavily upon our key employee ... ” page 6

8.
We note your response to comment 23 and we reissue the comment in part. Please expand the discussion to describe the material terms of the employment agreement with Mr. Jakubaitis. In addition, please remove the statement from the “Employment Agreements” section on page 29 that you do not have an employment agreement in place with any executive officers and directors.

RESPONSE:
We have revised the Registration Statement to describe the material terms of the employment agreement with Mr. Jakubaitis under the risk factor ”Our current business operations rely heavily upon our key employee ...” on page 6 and under “Employment Agreements”  on page 29.

Selling Security Holders. page 10

9.
We note your response to comment 33 and your exclusion of legal counsel from the list of selling security holders on page l4 who had a material interest with the registrant within the past three years. Please advise or revise.

RESPONSE:	Anslow & Jaclin, LLP is our outside securities legal counsel in connection with the filing of this Registration Statement and they have no material financial interest in the Company.

Description of Business

Overview, page 16

10.
We note your response to comment 34 and reissue the comment in part. Please expand the discussion to state who designed the algorithms and whether the software or algorithms are covered by any licenses. As previously requested, if the screening techniques are, in whole or part, manual processes rather than automated, please specify the nature of these processes.

RESPONSE:
We have revised the Registration Statement to disclose that Mr. Frank Jakubaitis designed the algorithms for our software and the screening techniques are automated, and as such are not subject to any licenses under “Business Description” in paragraph 1 on page 16.

11.	We note your responses to comment 35. With respect to:

• the nature of the “guarantee” you provide to landlords, please include in the prospectus the information provided in your response regarding the extent of your liability in the event of tenant default;

RESPONSE:	We have revised the Registration Statement to include information regarding the extent of our liability in the event of tenant default under “Business Description” in paragraph 2 on page 16.

• the state and regulatory framework in which you operate, we reissue the comment. Please disclose the state and regulatory framework in which you operate and how this situation affects your business operations; and

RESPONSE:	We have revised the Registration Statement to insert an exculpatory notice in response to this comment under “Risk Factor” on page 7.

• our question concerning whether your rental guarantee program is not insurance, please provide us with a detailed legal analysis why your program is not subject to state insurance regulations.

RESPONSE:	We have revised the Registration Statement to provide an exculpatory notice of why our program is not subject to state insurance regulations under “Risk Factor” on page 7.

12.	We note your response to comment 40 however we could not locate the revision to include the average monthly rental payment. Please advise or revise.

RESPONSE:	We have revised the Registration Statement to include the average monthly rental payment under “Prospectus Summary” in paragraph 1 on page 2 and “Description of Business” in paragraph 3 on page 17.

Prospects. page 19

13.	We note your response to comment 43. Please include the information provided in your response in the prospectus.

RESPONSE:
As of the date of this Registration Statement, we have 150 customer accounts which exceed our forecast number of 2009 as provided in the original Form S-1 that was filed on July 14, 2009. As a result, in Amendment No. 1 to the Registration Statement we have revised the statement related to our forecast number of 2009 customer accounts throughout the registration statement. We have included the statement that we have 150 customer accounts under “Prospectus Summary” in paragraph 4 on page 2 and ‘Description of Business” in paragraph 1 on page 18.

14.	We note your response to comment 47. Please expand the discussion in the prospectus to include your response.

RESPONSE:
After careful consideration of our management, we removed the “Market Capacity” section in Amendment No. 1 to the Registration Statement. We have revised the Registration Statement to include our response to the previous comment 47 under “Prospects” section located on page 19.

Competition. page 20

15.
We note your response to comment 49. Please provide us with substantiation for your statement that you were “the first to market with the business model of providing cosigning services for rental applicants.” We may have further comments.

RESPONSE:
In the management’s opinion, there are no barriers to entry to compete with us, and we are not aware of, and our customers and Affiliates have not informed us of any, competition currently providing cosigning services similar to ours.  We have inserted this disclosure under the subheading “Competition” on page 20.

Trademarks and Copyrights, page 20

16.	We note your response to comment 50, please expand the discussion to indicate you have not applied for patent protection of your underwriting techniques and do not intend to do so at this time.

RESPONSE:
We have updated the Registration Statement to indicate that we have not applied for patent protection of our underwriting techniques and do not intend to do so at this time under the subheading “Trademarks and Copyrights” on page 20.

Legal Proceedings, page 20

17.	Please delete the word “frivolous” from the first sentence. The risks you describe are applicable with respect to any type of litigation.

RESPONSE:	We have revised to remove the word “frivolous” from the first sentence under the subheading “Legal Proceedings” on page 20.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Fees Paid to Affiliates, page 24

18.
Refer to your response to Comment No. 51. We acknowledge your added disclosure regarding these fees,     both here in the notes to financial statements. However, we do not see the line item “Cost of Sales - Affiliates” in your MD&A discussion nor on your Statement of Operations (page F-4) as discussed in your Response letter.

RESPONSE:	In our MD&A section, we have added discussion on “Cost of Revenue” on page 22.

Results of Operations. page 21

19.
Refer to your response to Comment No. 53. While your Response letter states that you added the requested analysis of Underwriting and guarantee obligation expense, we are unable to find this analysis. Please direct us to it in the filing or add it as requested.

RESPONSE:	The analysis of Underwriting and Guarantee Obligation expense is set forth on page25, Note 5, and F-12.

Directors, Executive Officers, Promoters and Control Persons, page 28

20.
We note your response to comment 55 and reissue the comment. As previously requested, please describe the specific business experience, including place and periods of employment, for at least the past five years for Messrs. Jakubaitis and Padilla.

RESPONSE:
We have revised the Registration Statement to describe the specific business experience, including place and periods of employment, for at least past five years for Messrs. Jakubaitis and Bennington (our new CFO) on page 28.

21.	We note your response to comment 56 and reissue the comment. Please state whether Messrs. Jakubaitis and Padilla are full time employees of the company.

RESPONSE:	We have updated the Registration Statement to disclose that Messrs. Jakubaitis and Mr. Bennington (our new CFO) are full time employees of the company on page 28.

Transactions with Related Persons. Promoters and Certain Control Persons, page 30

22.	Please expand the discussion of the April 2009 agreement with Mr. Jakubaitis to address the nature of the “interim” salary and when and how such “interim” salary may be changed.

RESPONSE:	We have revised the Registration Statement related to the April 2009 agreement with Mr. Jakubaitis to remove the term “interim” on page 30.

23.	Please update the discussion relative to Mr. Padilla to describe the terms of the full time employment agreement entered of May 2009. In this regard, we note your response comment 56.

RESPONSE:
We have revised the Registration Statement to describe the terms of the full time employment agreement entered into in on October 9, 2009 with Mr. Bennington, our new Chief Financial Officer on page 29.

24.	We note your response to comment 58 and reissue the comment. For example, if the shares were issued at par value of $0.001 for an aggregate consideration of $79,000, so state.

RESPONSE:	We have updated the Registration Statement to disclose the aggregate consideration for the 79 million shares on page 31.

25.	We note your response to comment 59 and reissue the comment. We could not locate the discussion of the loan as a related party transaction.

RESPONSE:
The loan tendered by Carlos Padilla Jr. with five other individuals is not a related-party transaction as defined in Item 404 of Regulation S-K because Carlos Padilla Jr. is (i) neither a director nor an executive officer of the Company, (ii) nor nominee for director; (iii) nor immediate family member of our director, executive officer or nominee for director. Carlos Padilla Jr.’s son, Carlos Padilla III, is our employee but he is not a director. We have added the above discussion on page 30.

Financial Statements

Statements of Cash Flows, page F-6

26.
Tell us how you accounted for the non cash amortization of capitalized Fees Paid to Affiliates, Revenue recognized from upfront registration fees and Charges for adjustments to fair value in this statement.

RESPONSE:
(Reference Note 1, F-9 Fees paid to Affiliates amounted to approximately $500 during the nine months ended August 31, 2009 and were expensed as Cost of Revenue since they were deemed insignificant.  However, prospectively such costs will be capitalized and amortized over a period which is expected to be consistent with the related tenant revenue earned.  Related changes in Cash Flows will be reflected in Cash Flows from Operations.

(Reference Note 5, F12 Guarantee) Changes in our Guarantee Liability fair value would be accounted for in the adjustments section of the Cash Flows Operating Activities.

Notes to Financial Statements

Note 1 - Organization, History and Significant Accounting Policies and Procedures

Revenue Recognition, page F-9

27.
Refer to your response to Comment No. 52. Please reconcile your two statements that “Provisions for discounts and other adjustments are not granted” with “To date, these adjustments have been insignificant”.

RESPONSE:
(Reference paragraph 3 on page F-9) We have reconciled the two statements by revising the statement under Revenue Recognition to “Provisions for discounts and other adjustments are not granted; however, if provided for in the future, the adjustment would reduce amounts due and the initial stand-ready guarantee liability. To date no discounts have been granted.”

Fees Paid to Affiliates, page F-9

28.	Please quantify the amount of capitalized fees paid to Affiliates at August 31, 2009 and disclose where this amount is classified on the Balance Sheets.

RESPONSE:
(Reference F-9 Fees paid to Affiliates) Fees paid to Affiliates amounted to approximately $500 during the nine months ended August 31, 2009 and were expensed as Cost of Revenue since they were deemed insignificant.  However, prospectively such costs will be capitalized and amortized over a period which is expected to be consistent with the related tenant revenue earned.

Note 3 Accrued Liabilities, page F-12

29.
Please revise the Table to delete components of the previous accrual now being presented on the face of the Balance Sheets so that this Table ties to the accrued liabilities presented on your Balance Sheets. In addition, please revise your disclosure to discuss your unearned revenues. To the extent that these unearned revenues represent the deferred portion of your upfront fees, please reclassify these amounts to your stand-ready guaranty obligation as represented in response to our previous Comment No. 62d or explain to us how your accounting and presentation is appropriate and reference for us the authoritative literature you rely upon to support your position.

RESPONSE:	(Reference Balance Sheet on F-3) We have re-classed unearned to Guarantee Liability on Balance Sheet and please see Note 5 on F-12 for Guarantee Liability breakdown.

(Reference Accrued Liabilities Note 3 on F-12)  We have deleted top line Guarantee Liability, deleted Unearned Revenue, and revised total.

30.
Refer to your response to Comment 62 f. Tell us how your accrual of $18,223 complies with the guidance in paragraph 8a and 8b of SFAS 5. In this regard, it is not clear whether you are accruing for defaults that have already occurred, nor is it clear why your recorded 1055 rate appears to exceed your actual historical losses incurred.

RESPONSE:
(Reference paragraph 4 of Note 5, page F-12) Per SFAS 5 a contingent liability is recorded when the loss is probable (the confirming event is likely to occur) and the amount of loss can be at least reasonably estimated.

As of August 31, 2009 (nine month history), management has expensed the actual losses of $6,165 and booked an additional accrual of $18,223 for probable future default losses.

31.
Please revise your disclosure to provide the components of your S91, 421 Guarantee liability at August 31, 2009. Your Exhibit I shows two components ($66,198 for Accounts Receivable and S18, 233 for Guarantee liability) totaling only S84, 421.

RESPONSE:
(Reference paragraph 2 of Note 5, page F-12) We have revised our disclosure to disclose that the Guarantee Liability account is made up of several components. Unpaid Tenant Revenue is recorded as a receivable for the required payments due under the contract with a corresponding increase in the Guarantee Liability, which represents our stand-ready obligation.  Guarantee liability for defaults is established per SFAS 5 to reserve for potential claims due to a Tenant’s non-payment of Rent.  Registration (application) Fees is unearned revenue and amortized over the life of the lease.  Unearned tenant’s prepaid fees are also booked in the Guarantee Liability Account and amortized over the length of the prepayment period. At month end, a cutoff analysis is prepared and we amortized the Guarantee Liability using the individual useful life discussed above.

The Company acknowledges that:
  should the Commission or Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, of if I can provide you with more information, please email me at FJakubaitis@wecosign.com.  Thank you for your time and consideration.

Very Truly Yours,

/s/ Frank Jakubaitis
Frank Jakubaitis, Chief Executive Officer